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                         August 12, 2020

       Jean M. Franchi
       Chief Financial Officer
       Replimune Group, Inc.
       500 Unicorn Park
       Woburn, MA 01801

                                                        Re: Replimune Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2020
                                                            File No. 333-244386

       Dear Ms. Franchi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Timothy J. Corbett,
Esq.